EXHIBIT 99.5

Press Release

Electric Vehicles: Total will install and operate up to

20,000 new EV charging points

for “Metropolitan Region Amsterdam Electric”

Amsterdam, January 22, 2020 – ‘Metropolitan Region Amsterdam Electric’ (MRA-Electric) has awarded Europe’s largest concession contract for electric vehicles charging to Total. Under this agreement, Total will install and operate up to 20,000 new public charging points in the Netherlands, in the three provinces of North-Holland, Flevoland and Utrecht*.

This new contract intends to address the fast growing demand for public Electric Vehicle (EV) charging points in the Netherlands. This EV charging network covers a population of 3,2 million inhabitants and around 15% of the current Netherlands EV charging demand.

Total Netherlands’ is already the main EV charging operator in the MRA-Electric region, with over 4 500 public charging points under operation and accessible to the public. The size of this new contract, the largest ever in Europe, is the logical resultant of the success of the existing EV charging solutions available in the MRA, combined with Total’s expertise in installation, operations and management of public EV charging networks.

As part of this concession contract, the electricity supplied by Total Netherlands to the EV charging network will be 100 % sourced from renewable power (Solar, Wind, …) and produced in the country. Total Netherlands has additionally pledged to gradually source part of it from the MRA region itself, enabling EV drivers to charge their electric vehicles with locally-generated and sustainable energy. Total Netherlands will also study new solar power production opportunities in the MRA region.

In addition, Total will develop and implement smart charging technologies allowing both a stable grid management at times of high electricity consumption as well as efficient and sustainable charging when cost of energy is more affordable.

“We are happy to have been awarded the largest public Electric Vehicle charging contract in Europe by ‘Metropolitan Region Amsterdam Electric’.” highlights Alexis Vovk, President for Marketing & Services and Member of the Executive Committee at Total. “By combining the experience and legacy of our team in the Netherlands -formally PitPoint Clean Fuels**- with the expertise of Total in EV charging and in Solar Power, we were able to present an innovative offer fitting the needs of both the MRA-Electric and the future users. For Total, providing the Dutch EV drivers with such reliable charging infrastructure and services, powered by clean and renewable electricity, is a significant and unprecedented step toward sustainable mobility. It is in line with our ambition to operate 150,000 charging point by Europe by 2025 and to become a major player in the electric mobility business.”

“Thanks to the project approach of Metropolitan Region Amsterdam Electric (MRA-E), governments and private companies, we can work together and stimulate electric transport. Together on the way to clean air !” declared Maarten Linnenkamp, Project Manager for ‘Electric Mobility’ at the Metropolitan Region of Amsterdam: “

*	With the exception of the municipalities of Amsterdam and Utrecht
**	As of January 1st 2020, PitPoint’s offerings have been merged into Total.

About Metropolitan Region Amsterdam Electric

The project is a cooperation of governments in the region aimed at stimulating electromobility in the three provinces North-Holland, Flevoland and Utrecht and the municipalities within these provinces.

About 3,2 million people, more than 18 percent of the population in the Netherlands, live within the this region. It is the country’s most robust economic region.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Total in the Netherlands

Total Nederland N.V. coordinates the marketing, distribution and sale of fuels and lubricating oil products in the Netherlands. The company has around 200 employees. In the Netherlands, the TOTAL network currently has around 350 service stations. In addition, Total sells fuels to traders and business end users. Lubricants are marketed under the TOTAL, ELF and TOTAL AGRI brands. For more information: www.total.nl

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Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

For Dutch Medias: Yvonne Hoddenbach | 070 512 9637 | yvonne.hoddenbach@total.com

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.